FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                  Form 20-F X     Form 40-F_______





Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

The  first,  second,  and tenth  paragraphs  of the press  release  attached  as
Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; and (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Acquisition of OMI International, Inc.
Dated: January 5, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Retalix Limited
                                               (Registrant)
Date: January 6, 2004.                         /s/ Guy Geri
                                              -------------------------
                                               By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                      Description of Exhibit

10.1                                Press Release: Retalix Ltd. Announces
                                    Acquisition of OMI International, Inc.
                                    Dated: January 5, 2004.

                                  EXHIBIT 10.1


Contact Information:
CCG Investor Relations                            Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Barry Shaked, CEO
Sherman Oaks, CA  91403                           Danny Moshaioff, CFO
(818) 789-0100                                    Retalix Ltd.
Crocker Coulson, Partner                          (011) 972-9-776-6677
crocker.coulson@ccgir.com                         (760) 931-6940



FOR IMMEDIATE RELEASE

          Retalix Ltd. Announces Acquisition of OMI International, Inc.

Ra'anana, Israel, January 5, 2004 - Retalix Ltd (Nasdaq:RTLX) announced today that the Company has acquired all of the outstanding shares of OMI International, Inc., a leading provider of supply chain execution and warehouse management systems for the US grocery sector. Retalix acquired OMI International, Inc. for $18.6 million, of which $13.6 million was paid in cash and $5 million in 226,040 restricted shares of Retalix. For the twelve months ended December 31, 2003, OMI International, Inc. had revenues of approximately $14 million. Retalix funded the cash portion of the consideration from existing cash-on-hand. The transaction was completed on January 2, 2004.

Founded in 1984 and headquartered in Dallas, Texas, OMI International is a privately held company with affiliate partners in the United Kingdom, France, Spain and South Africa. Throughout North America, OMI's software systems are currently in use in 58 of the top 100 retail grocery organizations and in over 40% of the wholesale grocery business.

Commenting on the acquisition, Barry Shaked, CEO of Retalix, said, "This is a very exciting acquisition for our company. Retalix's growth strategy over the past several years has been to expand our enterprise and supply chain management applications while maintaining close integration with our widely installed, in-store solutions. The planned integration of OMI's innovative, best-of-breed supply chain solutions into our current application suite is a perfect example of this strategy. We believe that this combination of technology and expertise will enable Retalix to offer an unparalleled level of supply chain efficiency to retailers."

James Meece, Chairman & CEO of OMI International, Inc., commented:
"Joining with Retalix aligns OMI's solutions with the emerging leader in providing integrated enterprise applications to the food industry. Retailers today recognize that in order to capture the full benefits of advanced supply chain technology, they need an integrated data architecture that extends from suppliers all the way to the head office, store locations and the point-of-sale. We have been following Retalix's progress in executing on that vision and are confident that this combination is the right move for our customers, employees and shareholders."

Retalix intends to release guidance for the fourth quarter of 2003, as well as guidance for 2004 on Monday, January 12th, 2004.

In addition, Retalix will be holding a conference call to discuss the acquisition of OMI and the 2004 guidance, at that date (Monday, January 12th, 2004) at 10:00 AM EDT (7:00 AM PDT and 17:00 Israeli Time).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About OMI International, Inc.: OMI International is a leading provider of closed loop Supply Chain Planning, Management, Execution, Measurement and Optimizing solutions for the food retail industry. OMI's applications integrate enterprise-wide purchasing and logistics management using advanced radio frequency, RFID, and voice-based solutions. Other solutions in the OMI product suite support store-level POS forecasting and yard management along with applications for invoice/payment reconciliation. Throughout North America, OMI's software systems are currently in use in 58 of the top 100 retail grocery organizations and in over 40% of the wholesale grocery business.

About Retalix Ltd.: Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 25,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd.. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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